Putnam Investments
One Post Office Square
Boston, MA 02109
April 28, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 54 to the Registration Statement on Form
N-1A (File No. 811-05346), filed with the Securities and Exchange Commission (the
“Commission”) on February 22, 2016 (the “Amendment”), of Putnam Variable Trust, with respect to its series, Putnam VT Government Money Market Fund (the “Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on April 7, 2016 regarding the Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: Please update the Fund’s name connected to the Fund’s series identifier on the EDGAR system to reflect the name change.

Response: We have updated the Fund’s name connected to the Fund’s series identifier on the EDGAR system.

2. Comment: The registration statement must be finalized with all brackets removed and all material information provided.

Response: The Fund will revise the registration statement to provide all material information and to remove all brackets.

3. Comment: On the cover page, provide the ticker symbol for each class of shares, or, supplementally, explain why no ticker symbol is provided.

Response: Because the Fund’s shares are offered only to separate accounts of various insurance companies, the shares do not have ticker symbols.

4. Comment: Explain what is meant by the sentence “Some restrictions may apply[.]” in the “Purchase and sale of fund shares” section in the Fund Summary.

Response: This sentence is intended to inform shareholders and potential shareholders that some restrictions may apply to the ability to buy and sell shares. As described in the section “How to buy and sell fund shares,” the Board of Trustees of the Fund may refuse to sell shares of the Fund to any separate account or may suspend or terminate the offering of shares of the Fund if such action is required by law or regulatory authority or is in the best interests of the shareholders of the Fund.

5. Comment: In the section “What are the fund’s main investment strategies and related risks?” please include the word “fully” when discussing repurchase agreements collateralized by U.S. government securities.

Response: The Fund will revise the prospectus accordingly.

6. Comment: On the back cover of the prospectus, please ensure that the Investment Company Act file number is provided.

Response: The Fund will include the Investment Company Act file number on the back cover of the prospectus.

Statement of Additional Information

7. Comment: Please confirm that the fundamental investment policy on concentration is correct. If it is correct, supplementally explain how this investment policy and the related non-fundamental investment policy do not contradict the requirement that the Fund invest 99.5% of its total assets in cash, government securities, or repurchase agreements fully collateralized by cash or government securities.

Response: The Fund’s fundamental investment policy on concentration provides that the Fund will not invest more than 25% of its assets in any one industry, except that the Fund may invest up to 100% of its assets in the banking industry or personal credit or business credit institutions. The related non-fundamental policy limits this flexibility by providing that the Fund may invest up to 100% of its assets in the banking industry (and not in personal credit or business credit institutions). These investment policies on concentration are permissive in nature — they do not require any level of investment in the banking industry — and thus does not contradict the requirement that the Fund must invest 99.5% of its total assets in cash, government securities or repurchase agreements fully collateralized by cash or government securities.

8. Comment: Please add the disclosure required by Item 16(g)(2) of Form N-1A.

Response: No disclosure is required because the Fund will operate as a “government money market fund” as defined by Rule 2a-7, and has not chosen to rely on the ability to impose liquidity fees and suspend redemptions consistent with Rule 2a-7(c)(2)(i) and (ii).

9. Comment: Please confirm why no brokerage commissions were paid in the last fiscal year.

Response: The Fund paid no separately stated brokerage commissions in the last fiscal year. Principal trades of fixed income securities may have commissions netted in them; however, it is Putnam’s practice to report only separately stated brokerage commissions in response to Item 21 of Form N-1A.

Putnam Variable Trust, with respect to the Amendment, further acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the Amendment; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Associate Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP

Peter T. Fariel, Putnam Investments